Mail Stop 4561

May 25, 2006

G. Lynn Boggs, Chief Executive Officer
Private Business, Inc.
9020 Overlook Boulevard, Third Floor
Brentwood, Tennessee 37027

RE: **Goldleaf Financial Solutions, Inc. (f/k/a Private Business, Inc.)**
           Registration Statement on Form S-1
           File No. 333-133542
           Filed April 26, 2006

           Form 10-K for the fiscal year ended December 31, 2005 filed
           on March 23, 2006

           Form 10-Q for the fiscal quarter ended March 31, 2006 filed
           on May 15, 2006

Dear Mr. Boggs:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments. Please note that many of our comments concerning
the registration statement are also applicable to your annual report on Form 10-K and
other periodic reports. To the extent the comments are applicable to the periodic reports,
please revise those periodic reports in response to the comments, as appropriate, within
ten business days of the date of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Update the financial statements to comply with Rule 3-12 of Regulation S-X.

2. Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Prospectus Summary, page 1

Overview, page 1

3. Define your use of the phrases "accounts receivable financing solutions" and "retail inventory management services".

4. Define your use of the term "ACH origination and processing."

5. Provide a prominent discussion of your relationship with Lightyear, the 54% shareholder.

Industry Overview, page 1

6. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available at no or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics. In this regard, your disclosure should refer to the date of the statistics. Some examples include the following:
   a. Reliance on statistics from the FDIC;
   b. Reliance on information provided by IDC, a technology research firm (page 46); and
   c. Reliance on information provided by Dun and Bradstreet (page 46).

Summary Consolidated Financial Data

7. We note that upon the closing of the offering you will accelerate the vesting of certain stock options and record a charge to "retained earnings. Your disclosures on page 22 suggest that the options affected are those issued in connection with the Captiva and Goldleaf acquisitions. Clarify whether these are the only options that will be impacted by the acceleration and tell us how you accounted for the options upon issuance and how you intend to account for the acceleration, including citations of the specific accounting literature upon which your accounting is based.

Consolidated Statement of Operations Data, pages 7 and 8

8. We note that you have adjusted preferred stock dividends in your computation of EBITDA. Tell us how you considered the guidance in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures in determining to label this non-GAAP measure EBITDA. That is, tell us how you determined that "earnings available to common shareholders" is the equivalent of "earnings" in the context discussed in Question 14.

9. We understand that you have presented EBITDA as a performance measure since you have reconciled the measure to net income available to common stockholders. We further note that your EBITDA measure excludes recurring items, such as preferred stock dividends, interest, taxes, depreciation, and amortization (and in your Form 8-K filed on May 16, 2006 we note that you have also excluded non-cash stock compensation expense). Because this non-GAAP measure excludes recurring items that appear to be significant to performance, further demonstrate its usefulness as an operating performance measure or revise to delete this measure. Refer to Questions 15 and 8, Frequently Asked Questions Regarding the Use of Non-GAAP Measures.

Consolidated Balance Sheet Data, page 8

10. With regard to your presentation, here and on pages 26, 29 and 41, of total long-term debt excluding long term non-recourse lease notes payable of approximately $6.4 million, tell us whether you have also excluded assets related to these non-recourse liabilities from the total assets amount presented in this table, why you believe this presentation is meaningful to investors and how you considered the guidance in SAB 70 in determining the acceptability of this presentation.

Risk Factors, page 9

11. Add disclosure addressing the risks associated with the fact that you have been operating under the controlled company exception of the NASD rules given the

majority ownership of Lightyear. In this regard, please address the risks associated with the fact that you do not need a majority of directors to be independent nor are you required to maintain a nominating committee. Also, Lightyear's post-recapitalization holdings of 14.9% should be reflected in your discussion.

12. Add disclosure addressing the risks associated with your reliance on one product in light of your reliance on one product, BusinessManager, which accounted for 68.9% of your revenue in 2005.

13. Many of the captions preceding the risk factors identify a condition or uncertainty, without specifying the material risk to investors that results from the condition or uncertainty. Please revise so that each caption concisely describes the resulting risk to investors.

"We may acquire companies that have significant deficiencies . . .", page 10

14. Describe in greater detail the nature of the material weaknesses identified by Grant Thornton LLP during the audit of Goldleaf Technologies and provide us with a copy of the letter to which you refer and any other correspondence related to this matter. In this regard, also revise to disclose the specific steps taken to remediate the material weaknesses and disclose whether you believe the material weaknesses continue to exist.

"Acquisitions could result in integration difficulties . . . ", page 10

15. Expand the narrative to address specifically the amount of goodwill booked in connection with the acquisitions. Here or elsewhere as appropriate, such as in Management's Discussion and Analysis, or Business, disclose the total aggregate consideration of the recent acquisitions.

"We may be unable to account for our acquisitions in a timely manner . . .", page 11

16. Given the problems you encountered with the acquisitions, *e.g.,* the inability to apply the significance tests properly, why do you believe your disclosure controls and procedures were effective for the periods listed? If there were any remedial measures undertaken after receipt of the Grant Thornton letter, revise your disclosure as appropriate and disclose whether there were any material costs associated with these measures.

We have broad discretion over the use of proceeds from this offering . . .", page 22

17. Please be advised that you may change the use of proceeds provided such

reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Also, clarify what you mean when you disclose that you have "not allocated these proceeds for specific purposes." Your disclosure appears to contradict the information provided in your Item 4 disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Overview, page 31

18. The purpose of this subsection is to provide investors with an introductory understanding of Goldleaf and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Consider supplementing this "Overview" section to include an introduction of the industry-wide factors that management views as most relevant to the company. Also, please address the decline in sales of BusinessManager, your principal product. In this regard, we note that your results of operation discussion for 2005 and 2004 states that you encountered turnover in the management and personnel of the sales force for this product. Your further disclose that attrition rates for small businesses were "relatively stable" but new sales were lower than necessary to increase participation fees. Were the various acquisitions intended to broaden your product/service base given what it appears to be concern over being too dependent upon the BusinessManager product? For a more detailed discussion of what is expected under this subheading and in the MD&A section in general, please refer to the Commission's recent MD&A interpretive guidance in Commission Release No. 33-8350 (December 29, 2003) which may be found on the Commission's website at: <http://www.sec.gov/rules/interp/33-8350.htm>.

Results of Operations, page 33

19. Management's Discussion and Analysis should address the historical categories and line items included in the presentation of your financial condition, changes in financial condition and results of operations as reported in the financial statements included in the filing. Please explain how your MD&A applied to your prospective information addresses the historical presentations. Otherwise, please revise either the historical financial statement presentation or MD&A accordingly.

20. We note that you intend to revise the revenue line items presented in your statement of operations in future filings. Tell us how you have considered whether the categories previously presented (participation fees, software license, retail inventory management services, insurance brokerage fees and maintenance)

represent amounts that should continue to be disclosed in accordance with paragraph 37 of SFAS 131. That is, these categories appear to represent product-lines requiring disclosure under paragraph 37.

21. Your discussion of Financial Institution Service Fees notes a decline from 2004 to 2005 caused by a drop in revenue attributable to the product, "BusinessManager." To the extent this and other changes disclosed in your MD&A constitute any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable related impact operations or financial position revise MD&A to discuss both those changes and impact. See Item 303 of Regulation S-K.

Critical Accounting Policies

22. We note your reference to an "independent appraisal expert", and a similar reference on page F-22 to an independent third party valuation. When you refer to an independent appraiser or valuation in a Securities Act filing you should also disclose the name of the expert and include the expert's consent with the filing. Refer to Rule 436(b) of Regulation C. Alternatively, you may remove such references. Please revise accordingly.

23. For each of your critical accounting policies describe more fully the estimates that involve a high degree of judgment and complexity, identify where and how they affect the company's reported financial results, financial condition and changes in financial condition, and, where material, identify the affected line items. Describe the methodology underlying each critical accounting estimate, the assumptions that are about highly uncertain matters and other assumptions that are material. In particular, goodwill should be addressed in view of the material amount the company has recorded.

24. Discuss the sensitivity of reported results to changes in the estimates such as from making reasonably possible, near-term changes in the most material assumption(s) underlying the estimate or using in place of the recorded estimate the ends of the range of reasonably possible amounts which the company likely determined when formulating its recorded estimate. Describe the impact of those changes on the company's overall financial performance and, to the extent material, on the line items in the company's financial statements. Describe your history of changing critical accounting estimates in recent years. Confirm to the staff and disclose whether or not senior management discussed the development, selection and disclosure of those estimates with your audit committee.

Liquidity and Capital Resources, page 39

25. Add disclosure outlining the financial covenants of the credit facility with Bank of America. Currently, you only provide broad discussion on page 43.

Cash from Operating Activities, page 40

26. We note that your discussions of your operating cash flows are essentially recitations of the items contained within your statements of cash flows. Please refer to SEC Release 33-8350 and revise to provide enhanced disclosure of the underlying reasons for changes.

Debt Outstanding as of March 31, 2006, page 42

27. In view of the material debt incurred after December 31, 2005 and through March 31, 2006 you should consider including disclosure of your future payment obligations in a manner similar to the Item 303(a)(5) of Regulation S-K - Tabular Disclosure of Contractual Obligations. MD&A should be revised to address the reasonably likely material impact on future financial position and liquidity as a result of the new debt arrangements entered into after December 31, 2005.

Business, page 45

Our Industry, page 45

28. In the second full paragraph on page 46, please expand the discussion of the correlation between consolidation in the community banking industry and the demand for "a technology solutions provider that focuses on customer service and the needs of community financial institutions."

29. Please provide the basis for your assertion in the last sentence in the paragraph immediately preceding the "Our Solution" subsection.

Intellectual Property and Other Proprietary Rights, page 57

30. To the extent material, please elaborate here or elsewhere as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement.

Executive Compensation, page 59

31. With respect to the amounts under Other Annual Compensation for Mr. Baroco, please advise us to why you have not included the loan forgiveness and the prepayment for the non-compete clause of his employment agreement as amounts that should be included in the salary or bonus columns?

Certain Relationships and Transactions, page 68

Acceleration of Stock Options on Closing of this Offering

32. Disclose the reasons why you are accelerating the options upon the closing of the offering.

Unaudited Pro Forma Consolidated Financial Data, pages F-2 through F-6

Note (A)

33. Provide the computation supporting the reduction of revenues for Goldleaf related to estimated deferred revenues. Explain the assumptions used to determine estimated fair value as of January 1, 2005.

Note (B)

34. Describe the specific assumptions used by management in estimating the useful lives allocated to each of the intangible assets acquired, including those supporting your determination that tradenames and trademarks had indefinite lives. At a minimum, your response should address each of the factors set forth in paragraph 11 of SFAS 142 for each intangible asset.

35. Explain in detail the basis for assuming indefinite lives on trade names and trade marks. For the associated or related technologies associated with each indefinite lived trademarks and trade names describe: their operating histories prior to acquisition; related market and competitive risks; obsolescence risks; and life cycle stage as a basis for supporting indefinite lives.

Note (F)

36. Expand the note disclosure to disclose the reasons for the dividend elimination.

Note (H)

37. We note that as of December 31, 2005 there were 2,446,278 Goldleaf

Technologies options outstanding, 2,190,000 of which were exercisable (page F-55). Tell us how and when these options were settled and whether any of the 1.6 million options that were issued to employees of Goldleaf on January 31, 2006 were in exchange for outstanding options of Goldleaf Technologies.

38. With regard to amounts presented for KVI Capital, Inc. clarify what historical periods are presented and from what source the amounts were derived.

39. Explain the basis for the use of the $1.18 per share value of common stock as of December 31, 2005 for valuing the common stock issued for the Goldleaf acquisition as opposed to using the measurement date fair value pursuant to SFAS 142 and EITF 99-12.

40. Explain and support the accounting basis under GAAP and Article 11 of Regulation S-X for not recognizing in the pro forma statement of operations the new options stock compensation expense.

41. Please describe, in reasonable detail, the process used to identify and value the intangible assets acquired in the Goldleaf Technologies transaction. As part of your response, explain to us the reasons for allocating such a significant portion of the purchase price to goodwill.

Audited Financial Statements of Private Business, Inc. and Subsidiaries

Consolidated Statements of Income, page F-10

42. Revise to present cost of revenues in accordance with Rule 5-03(2) of Regulation S-X. In this regard, your current presentation does not clearly present those expenses associated with cost of revenues for each of your revenue categories. Make conforming changes to all such presentations in the registration statement.

Note 1 – Organization and Significant Accounting Policies

Software Development Costs, page F-16

43. Tell us where you have classified amortization of capitalized software development costs in your statements of operations. To the extent that costs are related to the provision of goods or services to customers such costs should be classified within cost of revenues. See Question 17 of the SFAS No. 86 Implementation Guide.

Revenue Recognition, F-16

44. Tell us how you have established VSOE of fair value for PCS.

45. We note that you have established VSOE for your PCS services and that "the portion of the up-front fee not attributable to PCS relates to the software license and to all other services provided during the initial year of the agreement, including installation, training and marketing services." We note that you recognize the portion of the up-front fee related to these activities over the first four months of the contract. Tell us how you allocate revenue to each of the non-PCS elements included in your software arrangements whether you have established VSOE for each of them. If you have not established VSOE for all elements of the arrangements, tell us how you considered the requirements of paragraph 12 of SOP 97-2 in determining that your recognition pattern is appropriate.

46. We note that in 2005 you reduced the number of months over which you recognize the non-PCS related up-front fee from twelve to four. We also note that four months is the average period of time over which these services are performed. Tell us why you believe it is appropriate to use an average time period, rather than the actual time period in determining the recognition period. Quantify the extent to which your revenues were impacted by this acceleration of revenue recognition beginning in the first quarter of 2005 and the extent to which you estimate revenues will be impacted each quarter in fiscal 2005.

47. With regard to participation fees and retail planning services revenue, identify the specific accounting literature followed for recognition of revenue from each of these revenue streams, the method by which revenue is allocated to the various elements of these types of arrangements, the timing under which payments are received from customers and the pattern in which services are rendered. Explain and disclose the nature of, elements of service provided and related accounting treatment of each of the two types of participation fees noted on page 32.

48. We note that the revenue streams of both your Captiva (Core Data and Item Processing) and Goldleaf (ACH Manager and Client and Remote Deposit) acquisitions appear to consist of multiple element arrangements containing software. Based on the revenue recognition policies described in their financial statements, it appears that neither entity previously applied SOP 97-2. Tell us how you considered the acquired product and service lines and how you determined that continuation of the previous revenue recognition models was or was not appropriate. Tell us whether there have been any changes in the revenue recognition policies of these businesses subsequent to their acquisition and if so, the quantitative impact of such changes.

Note 3 – Preferred Stock Issuance and Credit Facility Closing, pages F-22 through F-24

49. With regard to your issuances of preferred stock in January 2004 and warrants in

January 2004 and December 2005, including the amendment and restatement of the warrant agreement in January 2006, tell us:

a. How you evaluated the conversion features associated with the preferred shares in order to determine whether an embedded derivative requiring bifurcation under SFAS 133 existed. Tell us how you considered each of the criteria in paragraph 12 of SFAS 133 and the paragraph 11(a) scope exception. Provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19. See Section II.B. of *Current Accounting and Disclosure Issues in the Division of Corporation Finance*, which is available on our website.

b. If you determined that the conversion features associated with the preferred shares are outside the scope of SFAS 133, tell us how you determined that no beneficial conversion feature exists. See EITF 98-5 and EITF 00-27.

c. Tell us how you accounted for the issuance of warrants in January 2004 and December 2005 and for their amendment and restatement in January 2006. For each transaction, explain how you considered whether the instruments met the definition of a derivative in accordance with SFAS 133. If you determined that the warrants were not derivatives under SFAS 133, tell us how you determined whether equity or liability classification was appropriate, using the criteria in paragraphs 12-32 of EITF 00-19.

Note 4 – Sale of Bank Insurance Division, page F-24

50. We note that you recognized the gain on the sale of your bank insurance division within maintenance and other revenues in the 2003 consolidated statement of income. Please tell us the authoritative accounting literature upon which you relied in determining that the gain represented revenue. Your classification of the insurance division's sale cash proceeds in 2003 as cash flow from investing activities, see page F-13, as well as the nature of the transaction supports non-revenue classification.

Note 7 – Investment in Direct Financing Leases, page F-26

51. Please explain your balance sheet classification of the $1.3 million in unearned income disclosed in Note 7 page F-26. In addition please tell us how you, as lessor, have recorded your net investment in any leveraged leases where there is associated non-recourse debt. Please explain how your accounting and classification complies with paragraphs 42-47 of SFAS 13 for leveraged leases.

Audited Financial Statements of Goldleaf Technologies, Inc.

Consolidated Statements of Operations, page F-44

52. Revise to present cost of revenues in accordance with Rule 5-03(2) of Regulation S-X. In this regard, your current presentation does not clearly present those expenses associated with cost of revenues for each of your revenue categories.

Note 1 – Organization and Significant Accounting Policies

Restricted Cash, page F-47

53. Tell us why your current classification of restricted cash both here and in the pro forma balance sheet on page F-4 is appropriate. See ARB-43, Ch. 3A, par. 6.

Revenue Recognition, pages F-48 and F-49

54. You disclose that customers use your software and obtain "maintenance support" that includes software upgrades. These products and services appear to be more properly accounted for under SOP 97-2 and not EITF 00-21. Tell us the nature of your revenues describing each of your software product and service offerings and the accounting revenue recognition principles and methods of applying them. (see paragraph 12 of APB 22). We may have further comment.

Audited Financial Statements of Total Bank Technology, L.L.C. and Total Bank Technology Solutions, Inc.

55. Tell us how the audited financial statements of Total Bank Technology, L.L.C., for one year ended December 31, 2004, and of Total Bank Technology Solutions, Inc., for one year ended December 31, 2003, satisfy the requirements of Item 3-05 of Regulation S-X. That is, tell us how you determined that no interim financial statements were required for any period subsequent to December 31, 2004 and that no financial statements of Integra Group, LLC, or Captiva Solutions, LLC, were required.

56. With regard to the restatement of the audited December 31, 2004 and 2003 financial statements, revise to provide the disclosures required by paragraph 37 of APB 20 and to identify the restated amounts on the face of the financial statements.

Note 9 – Goodwill, page F-67

57. We note that goodwill was restated to reflect its original balance of $1,084,093

resulting from the January 1, 2001 acquisition of FTS 2000, Inc. Tell us when SFAS 142 was adopted and how the reversal of all goodwill amortization complies with that standard.

KVI Capital, Inc.

58. Tell us how the audited financial statements of KVI Capital, Inc. for the four months ended July 31, 2005 meet the requirements of Item 3-05 of Regulation S-X.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

59. With respect to the disclosure regarding the acquisitions, it is not clear how many purchasers were involved in the acquisitions. Revise or advise. Also, since you relied upon the exemption contained in section 4(2), please disclose the financial sophistication of the purchaser and address the purchasers' access to corporate information.

Form 10-K for the year ended December 31, 2005

60. We note your disclosure regarding the effectiveness of your disclosure controls and procedures. Revise to clarify, if true, that the Company's disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Also revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 10-Q for the quarter ended March 31, 2006

Item 4 – Controls and Procedures, page 25

61. Revise future filings to state whether the principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers

concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time period specified in the Commission's rules and forms. Your statement that begins with "in an effort to ensure…" is not sufficient.

Form 8-K filed on May 16, 2006

62. We note that you have excluded stock compensation expense from your computation of EBITDA. Tell us how you considered the guidance in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures in determining to label this non-GAAP measure EBITDA. That is, tell us how you determined that your definition of EBITDA is the equivalent of EBITDA, as defined in Question 14.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tamara Tangen at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Charles D. Vaughn, Esq.
       by facsimile at 404-817-6050